                                                       (LIHIR GOLD LIMITED LOGO)

POSTAL ADDRESS:
PO Box 789
Port Moresby NCD 121
Papua New Guinea
TELEPHONE: +675 321 7711
FACSIMILE: +675 321 4705

                                                INCORPORATED IN PAPUA NEW GUINEA
                                                ARBN 069 803 998

                                                SITE ADDRESS:
                                                Lihir Island
                                                New Ireland Province
                                                Papua New Guinea
                                                TELEPHONE: +675 986 4014
                                                FACSIMILE: +675 986 4018

Mr H Roger Schwall
Assistant Director
Division of Corporate Finance
US Securities and Exchange Commission
100 F Street, N.E., Stop 7010
WASHINGTON, D.C. 20549

24 February 2006

Dear Mr Schwall

LIHIR GOLD LIMITED
FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004
FILED JUNE 30, 2005
RESPONSE LETTER DATED NOVEMBER 3, 2005
FILE NO. 0-26860

Set forth below are the responses of Lihir Gold Limited ("the Company") to numbered comments 1 through 15 in the letter from the Staff of the Division of Corporate Finance of the Securities and Exchange Commission dated January 12, 2006 regarding the above-referenced materials.

The Staff's comments are indicated in bold, and are immediately followed by the Company's responses thereto. All references to page numbers in our responses reflect pagination in the relevant marked up changes of the Form 20-F enclosed with this letter.

OVERVIEW, PAGE 17

1. WE NOTE YOUR PROPOSED DISCLOSURE IN RESPONSE TO PRIOR COMMENT ONE, AND IT REMAINS UNCLEAR HOW YOU INTEND TO PRODUCE 300,000 OZS OF GOLD PER YEAR FROM 118,000,000 TONNES OF STOCKPILE MATERIAL WITH AN AVERAGE GRADE OF 2.4 GRAMS PER TON WITH AN 85%-87% RECOVERY RATE WITHIN 20 YEARS. IN THIS REGARD WE NOTE THAT THE CONVERSION OF GOLD GRAMS TO OUNCES APPEARS

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INCONSISTENT TO YIELD YOUR STATED PRODUCTION PERIOD BASED ON YOUR STOCKPILE
VOLUME. PLEASE REVISE YOUR DISCLOSURES TO CLARIFY YOUR EXPECTED STOCKPILE VOLUME, PRODUCTION LEVELS, AND THE NUMBER OF YEARS FOR YOU WILL PROCESS YOUR STOCKPILE INVENTORY.

RESPONSE:

We confirm the production level of 300,000 ounces of gold per year for the processing period beyond the mining period. The mining period winds down over the years 2019 to 2021, with 2022 being the first full year post mining and 2041 being the last full year of processing with a small amount being scheduled for 2042. These estimates are extracted from the current mine plan at December 31, 2004. The 118 million tonnes relates to a draft mine plan which will be included in the Company's future filings once finalized.

As at December 31, 2004, the estimated annual gold production in ounces and the production period following the mining period was estimated as follows:

Symbol        Production Parameter             Unit           Value
------   -----------------------------   ---------------   ----------
   A     Estimated Stock Pile Material   tonnes            87,000,000
   B     Plant Annual Throughput         tonnes             4,350,000
         (calculation = A/B)             years                     20
   C     Gold Grade - average            Au g/t                  2.66
   D     Plant Recovery                  %                      82.0%
   E     Conversion                      grams to ounces      31.1035

         Approximate Annual Production   ounces               305,053
         (calculation = B*C*D/E)

We propose to add the following additional disclosure:

At the 4.35 million tonnes current plant throughput limit, the 87 million tonnes of stockpile material estimated to exist at the end of the mining period in 2021 is conservatively estimated to yield a post mining processing period of over 20 years with cessation of processing operations around 2042.

FINANCIAL STATEMENTS

NOTE 1: STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES, PAGE F-6

DEFERRED MINING COSTS, PAGE F-7

2. WE NOTE THAT YOUR RESPONSE TO PRIOR COMMENT SEVEN. IT APPEARS THAT POST PRODUCTION DEFERRED STRIPPING COSTS APPEAR MORE AKIN TO INVENTORY PRODUCTION COSTS SINCE THEY ARE A DIRECT COST OF PRODUCTION EVEN THOUGH YOU MAY CONSIDER IT RELATED TO FUTURE INVENTORIES. THEREFORE IT WOULD APPEAR THAT RECOVERABILITY OF POST PRODUCTION DEFERRED STRIPPING COSTS WOULD BE MORE APPROPRIATELY EVALUATED FOR IMPAIRMENT SIMILAR TO THAT OF ANY OTHER INVENTORY AS PROVIDED IN PARAGRAPHS 28-33 OF IAS 2. ADDITIONALLY, WE BELIEVE THAT FOR U.S. GAAP PURPOSES POST PRODUCTION DEFERRED STRIPPING COSTS WOULD MEET THE DEFINITION OF AN INVENTORY COST UNDER STATEMENT 3 OF CHAPTER 4 OF ARB 43. REFER ALSO TO EITF 04-06 FOR US GAAP.


2

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RESPONSE:

The Company respectfully acknowledges the Staff's comments. We supplementally advise that as acknowledged by the Emerging Issues Task Force in its various discussions leading to the issuance of EITF 04-06, which is applicable for fiscal years beginning after December 15, 2005, accounting for stripping costs during production in the mining industry has been varied. There is no authoritative IFRS standard or guidance specifically dealing with post production stripping costs. In view of this, and similar to the practices of many other companies in the mining industry, the Company has faithfully applied a consistent policy of assessing impairment of capitalized post production deferred stripping costs together with its cash generating unit in accordance with IAS 36. The Company, however, supplementally advises that for US GAAP purposes, the Company will be applying the transitional requirements of EITF 04-06 in relation to its accounting treatment of post production stripping costs effective January 1, 2006 Please also refer to our responses to comment 7.

3. IN REFERENCE TO YOUR HIGH-WALL FAILURE REFERENCED IN YOUR RESPONSE TO COMMENT SEVEN, PLEASE DESCRIBE TO US A DESCRIPTION OF THE EVENT AND THE NATURE AND SIGNIFICANCE OF THE COSTS TO REMEDIATE THE COLLAPSE AND RETURN TO NORMAL PRODUCTION. TO THE EXTENT THOSE COSTS WERE SIGNIFICANT AND IMPACTED YOUR HISTORICAL TRENDS, PLEASE EXPAND YOUR DISCLOSURES UNDER YOUR DISCUSSION OF FINANCIAL RESULTS AND OPERATIONS.

RESPONSE:

We supplementally advise that upon further investigation the high actual strip ratio of 25:1 recorded for Minifie Phase 3 in early 2003 was not due to the 2001 high-wall failure but is as a result of removing the remaining small amount of 5,000 tonnes of ore from that Phase. The amounts deferred and expensed for Minifie Phase 3 in 2003 were not material. The high wall failure did not have an impact on the financial performance of the Company in 2004, 2003 and 2002. Accordingly, the Company does not believe additional disclosures are required.

4. WE NOTE YOUR DISCLOSURE RESPONSE TO PRIOR COMMENT SEVEN, INDICATING THAT YOUR DEFERRED COSTS WILL BE FULLY AMORTIZED BY THE END OF THE MINING AND PROCESSING PHASE OF THE OPERATION. WE PRESUME THAT YOU ARE REFERRING TO THE YEAR 2040. HOWEVER, A DISCRETE DISCLOSURE OF THAT YEAR, IN PROXIMITY TO YOUR PROPOSED EXPANDED DISCLOSURE, WOULD BE HELPFUL.

RESPONSE:

We agree with the Staff's comments and propose to amend our response to comment 7 of our letter dated 3 November 2005 and expand our disclosure to state that 2042 is the currently estimated end of the mining and processing phase of the operation.

5. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT SEVEN INDICATING UNPREDICTABILITY IN YOUR STRIP RATIOS. WE CONTINUE TO BELIEVE THAT BECAUSE YOU HAVE HAD SIGNIFICANT VARIATIONS IN YOUR STRIP RATIOS, A DISCUSSION IN YOUR OPERATING AND FINANCIAL REVIEW AND PROSPECTS TO IDENTIFY THE REASONS FOR THE CHANGES IN, AND THE IMPACT OF THESE RATIOS FROM PERIOD TO PERIOD IS APPROPRIATE.

RESPONSE:

We propose to disclose our responses to our prior comment seven in Item 5 Operating and Financial Review and Prospects, rather than in Note 11: Deferred Mining Costs (page F-18) as initially indicated in our response of November 3, 2005.

In addition to the above, we propose to further expand our disclosure in Item 5 Operating and Financial Review and Prospects as follows:

Variability in the strip ratios occurs for a number of reasons including:

     -    short term changes in the mine plan and scheduling within the periods;

     - change in the reserves and strip ratio with a change in cut off grade policy; and

     -    changes in pit wall design and operating strategies.

For example, the Minifie actual strip ratio in 2004 was lower than the strip ratio used due to process plant blending constraints in the later part of the year requiring a change in the mine plan. This resulted in more ore being extracted compared to waste. When this occurs the amount charged initially to inventory and expensed when ore is eventually sold, is higher than the amount capitalized as deferred waste. For Lienetz, the actual strip ratio in 2004 was higher than the strip ratio used for the pit. This occurred as a result of a greater than pit average removal of waste compared to ore.

6. WE HAVE READ YOUR PROPOSED DISCLOSURE IN RESPONSE TO OUR PRIOR COMMENT SEVEN IN WHICH IT APPEARS THAT YOU HAVE DESIGNATED ALL OF YOUR DEFERRED STRIPPING COSTS AS PRE-PRODUCTION COSTS, ALTHOUGH YOUR MINING ACTIVITIES APPEAR TO BE POSTPRODUCTION. TO CLARIFY, WE BELIEVE THAT PRE-PRODUCTION COSTS ARE ONLY THOSE COSTS INCURRED PRIOR TO PRODUCTION OF SALEABLE PRODUCT. AS PREVIOUSLY REQUESTED, PLEASE EXPAND YOUR DISCLOSURE TO INDICATE THE AMOUNT OF DEFERRED STRIPPING COSTS THAT RELATE TO THE PRE-PRODUCTION PERIOD AND THOSE THAT RELATE TO THE PERIOD SINCE PRODUCTION COMMENCED.

RESPONSE:

We agree with the Staff's comments and propose the following amended disclosure (page F-7):

Through December 31, 2004 for both IFRS and US GAAP purposes, all stripping costs were accounted for as mining costs incurred during the production stage (post-production) of the pit or phase and recognized in earnings using the appropriate stripping ratio. As a result of the consensus reached in EITF 04-06 in March 2005 and the new guidance in regards to the definition of what constitutes the post production period, the Company, for US GAAP purposes, is in the process of identifying whether any of the remaining unamortized deferred stripping costs as of December 31, 2004 relate to the pre-production period.

Please also refer to our response to Comment 13 in relation to the impact of the consensus.

7. WE HAVE REVIEWED YOUR RESPONSE TO PRIOR COMMENT NUMBER TEN. PLEASE EXPLAIN IN GREATER DETAIL WHY YOU BELIEVE YOUR ACCOUNTING FOR POST PRODUCTION STRIPPING COSTS REFLECTS THE CONCEPTUAL FRAMEWORK OF BOTH IFRS AND US GAAP. SPECIFICALLY ADDRESS EITF 04-06 IN YOUR RESPONSE.

RESPONSE:

We supplementally advise the following:

There is currently no specific guidance on the accounting for post production stripping costs under IFRS. Absent any authoritative guidance the Company believes that in its circumstances, the IASB framework's asset recognition criteria is met for its post production stripping costs, since these costs are directly related to revenues from selling the final product and the benefits received from selling the final product are not exhausted in the period in which the costs are incurred. Accordingly, these costs should be capitalized and not recognized as expenses in the period in which they are incurred because it is probable that future economic benefits will flow to the Company and the asset has a cost or value that can be measured reliably. The benefit occurs when the stripping activity permits an increase in the output of the mine in future periods through providing access to additional sources of reserves that will be produced in those future periods. The assurance of the benefit is supported by detailed mine plans and periodic reconciliations of actual ore/waste to budgeted ore/waste. To expense these costs when incurred and in advance of realizing the economic benefit would result in an improper matching of costs to the related future benefit.

The Company also advises the Staff that for US GAAP purposes, the Company will apply the transitional provisions in EITF 04-06 for the fiscal year beginning on January 1, 2006 in order to conform with the consensus. This will result in a GAAP difference between IFRS and US GAAP.

8. WE HAVE REVIEWED YOUR RESPONSE TO PRIOR COMMENT NUMBER 12. WE ALSO NOTE YOUR RESPONSE TO PRIOR COMMENT SIX WHERE YOU INDICATE THAT THE PRODUCTION AND THUS THE AMORTIZATION OF YOUR DEVELOPMENT COSTS COMMENCES WHEN THE ORE IS EXTRACTED FROM THE GROUND. AS PREVIOUSLY NOTED, IT APPEARS THAT YOUR MINING ACTIVITIES WILL CEASE IN 16 YEARS. PLEASE INDICATE, IF TRUE, THAT THE AMOUNT OF COSTS CLASSIFIED AS MINE ACQUISITION AND DEVELOPMENT COSTS WILL BE FULLY AMORTIZED WHEN MINING OPERATIONS ARE COMPLETED. AS PREVIOUSLY REQUESTED, PLEASE EXPLAIN THE IMPACT OF THE GAP IN THE COMPLETION OF MINING ACTIVITIES AND THE COMPLETION OF PROCESSING ACTIVITIES IS EXPECTED T HAVE ON YOUR ACCOUNTING FOR YOUR LONG LIVED ASSETS, INCLUDING YOUR DEPRECIATION, DEPLETION AND AMORTIZATION AND IMPAIRMENT ACCOUNTING. ALSO CONFIRM, IF TRUE, THAT THOSE COSTS WILL BE CLASSIFIED AS INVENTORY. WE MAY HAVE FURTHER COMMENT.

RESPONSE:

We supplementally respectfully advise that depreciation, depletion and amortization of the Company's mining properties relating to plant and certain other infrastructure are being recognized over the life of mine i.e. the mining and processing period, being approximately 38 years, to reflect the continued use of these assets through to the end of the processing period. Some assets are not expected to be used during the processing period (all assets that will cease to have useful lives upon the completion of the mining period), and having a shorter useful life, are depreciated over their useful lives if shorter, or over the expected 16 year mining period. We also confirm that in accordance with our stated policy on inventories (page F-8), the cost of inventories includes an appropriate allocation of depreciation, depletion and amortization of assets used in the production of inventory.

We also respectfully advise that while it is expected that the Company will cease extracting ore at the end of the "mining" period in approximately 2021, it will continue to process stockpiled ore during the processing period until the end of the mine's life in approximately 2042. Further, the Company's annual impairment assessment of its long-lived assets, takes into consideration the expected change in activities between the mining and processing periods and the impact on net cash inflows during this period. At December 31, 2004 the present value of net cash inflows estimated for the entire life of the mine did not indicate any impairment.

IMPAIRMENT OF ASSETS, PAGE F-9

9. WE NOTE YOUR PROPOSED EXPANDED DISCLOSURE IN RESPONSE TO PRIOR COMMENT 14. PLEASE EXPAND YOUR DISCLOSURE TO CLARIFY THE SPECIFIC CLASSES OF PROPERTY, PLANT AND EQUIPMENT TO WHICH YOU APPLY THE COST MODEL AND THOSE CLASSES FOR WHICH YOU APPLY THE REVALUATION MODEL. IN THIS REGARD, WE NOTE THAT YOUR DISCLOSURE ON PAGES F-9 AND F-13 SUGGEST THAT RECOVERABILITY TESTING IS APPLIED TO ALL ASSETS GROUPED AS MINING PROPERTIES OR DEFERRED MINING COSTS, OR LONG-LIVED ASSETS. IT ALSO MAY BE HELPFUL TO QUANTIFY ASSET CLASSES UNDER EACH MODEL IN YOUR DISCLOSURE.

RESPONSE:

We propose adding further clarification to our previous response to comment 14 as follows:

The Company applies the cost model in the measurement and subsequent measurement of its mine buildings, plant and equipment and therefore does not apply the revaluation model to any of these assets. This means that no revaluations are permitted under the Company's asset measurement policy and that all long-lived assets, which include deferred mining costs disclosed at Note 11 (page F-18) and mine properties (being buildings, plant and equipment, deferred expenditure and rehabilitation asset costs) as disclosed in Note 12 (page F-20) are therefore carried at cost less any accumulated depreciation and any accumulated impairment losses, or impairment reversal. The reversal of any previous impairments is only permitted to the extent of the written down value that would have been recorded, had there been no impairment. The recognition of impairment losses or the reversal of such provisions is not a revaluation model but a requirement of the cost model under IAS 16.

10. WE NOTE YOUR INDICATION THAT YOU DO NOT CONSIDER THE EFFECT OF YOUR HEDGED PRODUCTION CONTRACTS IN YOUR RESERVE DETERMINATION. PLEASE ADDRESS EACH OF THE FOLLOWING:

     - PLEASE TELL US WHETHER YOUR FORWARD CONTRACTS HAVE ROLL-OVER PROVISIONS AND DESCRIBE WHETHER PHYSICAL DELIVERY OF A CONTRACT THAT BECOMES DUE MAY BE AVOIDED IN PERPETUITY.

RESPONSE:

We supplementally advise the following:

While the Company has a fixed schedule of deliveries designated for its forward contracts, the Company is able to roll-over these contracts with its hedging counterparties, subject to normal credit approvals. Where a forward contract is rolled over in respect of a forecasted commodity sale, any gains and losses accumulated in Other Comprehensive Income (OCI) related to the forecasted sale is recognized in earnings at the time the forecasted sale occurs. Where the rolled over forward contract is used to hedge a subsequent commodity sale and qualifies as a cash flow hedge, the derivative contract is designated anew, with subsequent changes in the fair value which are effective are deferred through OCI.

The Company only hedges 10% of its reserves. Forward contracts effective as hedges cannot be rolled over in perpetuity because the market prices of gold may change direction, are subject to the credit limits of counterparties and because the amounts deferred in OCI are recognized when the forecasted delivery occurs.

     - PLEASE TELL US WHETHER THE ESTIMATED COSTS ASSOCIATED WITH EFFECTING DELIVERY DEFERRALS WOULD BE SIGNIFICANT.

RESPONSE:

We supplementally advise the following:

The cost associated with effecting delivery deferral is not significant in that there is no direct cash cost associated with the rollover. In practice, the prima-facie position with rolling hedge positions is that the strike price for the contract increases.

     - ADDITIONALLY, PLEASE MORE FULLY DESCRIBE THE UNDERLYING REASONS THAT YOU BELIEVE MAKE IT INAPPROPRIATE TO CONSIDER THE EFFECT OF YOUR FORWARD CONTRACTS ON YOUR RESERVE DETERMINATION.

RESPONSE:

We supplementally advise the Staff that forward contract prices are not directly used in the Company's reserve determination as:

     - the Company's hedged position represented less than 10% of total reserves; and

     - we believe that as forward rates reflect the markets adjustment for the differential in interest rates, using such a rate would be double-counting the time value of money used in determining reserves (first in the discount rate, and then in the forward contract).

REVENUE RECOGNITION, PAGE F-11

11. WE NOTE YOUR RESPONSE THAT STATES "THE COMPANY GENERALLY SELLS ITS GOLD OR DORE AT A PRICE AGREED AND FIXED DURING THE MONTH IN WHICH THE GOLD DORE IS DELIVERED TO THE CUSTOMER". PLEASE TELL US HOW THE PRICE OF DORE IS FIXED AS IT IS LESS THAN 99.95% PURE. ALSO, PLEASE CLARIFY TO US WHO IS THE CUSTOMER IN THIS CASE. IT APPEARS FROM YOUR RESPONSE THAT THE REFINERY TAKES TITLE TO YOUR DORE.

RESPONSE:

Further to our response to the Staff's previous comment 18, we wish to clarify our response on the Company's revenue recognition policy as follows:

The Company's revenues come from the sale of refined gold bullion in the international market. The Company does not sell unrefined gold. Revenue is recognized from a sale when the price is determinable, the product has been delivered, the title has been transferred to the customer and collection of the sales price is reasonably assured.

In the case of the Company's sales of gold bullion using forward contracts, the Company accounts for these as cash flow hedges in accordance with FAS 133. For spot gold transactions, sales are recorded based on the contract terms agreed with the customer before delivery of the refined gold bullion. The terms are fixed and determinable in that there are no provisional terms and specifically include the agreed trade date, the agreed ounces of gold to be sold on that date, the agreed price per ounce and the agreed settlement date. All these terms are determinable before delivery of the refined gold to the customer. Revenue is not recognized on these contracts until all of the above conditions for revenue recognition are met. To the extent that any of these conditions are not met, the gold bullion remains in inventory.

12. WE NOTE FROM YOUR RESPONSE THAT YOU HAVE CONTRACTS TRANSACTED AS DELIVERIES INTO HEDGE COMMITMENTS. PLEASE CLARIFY IF YOU ARE DESIGNATING THESE CONTRACTS AS "NORMAL PURCHASES AND SALES CONTRACTS" UNDER PARAGRAPH 4(A) OF FAS 138 FOR US GAAP. IF TRUE, PLEASE TELL US WHETHER OR NOT THE COUNTERPARTY THAT RECEIVES PHYSICAL DELIVERY OF AN UNREFINED PRODUCT FROM YOUR MINE IS THE SAME COUNTERPARTY THAT RECEIVES PHYSICAL DELIVERY OF A REFINED PRODUCT FROM YOUR MINE.

RESPONSE:

We propose to further amend our response as follows:

In addition to our response to comment 11 above, we supplementally advise that the Company only sells refined product and it's spot sales are not based on any provisional terms and do not contain any embedded derivatives. We also advise that the Company's forward contracts (derivatives) are accounted for as cash flow hedges in accordance with FAS 133.

NOTE 30 RECONCILIATION TO US GAAP, PAGE F-32

13. WE NOTE YOUR PROPOSED DISCLOSURE REGARDING EITF 04-06. PLEASE FURTHER EXPAND YOUR DISCLOSURE TO BRIEFLY SUMMARIZE THE PROVISIONS OF EITF 04-06 IN CONTRAST TO THAT OF YOUR CURRENT ACCOUNTING POLICY, ALONG WITH ADDRESSING THE POTENTIAL MATERIAL EFFECT ON YOUR STATEMENT OF PROFIT AND LOSS AND BALANCE SHEET. IN THIS REGARD WE REISSUE PRIOR COMMENT 21.

RESPONSE:

We propose to amend our disclosure in Note 30(xi) (page F-34) as follows:

For the years ended December 31, 2004, 2003 and 2002 deferred stripping costs were capitalized in the Company's consolidated balance sheet as deferred mining costs of US$66,933, US$29,068 and US$21,905 respectively. These costs are released to income using a stripping ratio calculated as the ratio of total waste to ore, which results in the recognition of the costs of waste removal activities over the life of the pit as gold is produced. At December 31, 2004, the balance of deferred mining costs related to stripping of the Lienetz pit.

In March 2005, the Financial Accounting Standards Board ( FASB ) ratified Emerging Issues Task Force ( EITF ) Issue No. 04-06, Accounting for Stripping Costs Incurred during Production in the Mining Industry. EITF Issue No. 04-06 addresses the accounting for stripping costs incurred during the production phase of a mine and refers to these costs as variable production costs that should be included as a component of inventory to be recognized in costs applicable to sales in the same period as the revenue from the sale of inventory. As a result, capitalization of post-production stripping costs is appropriate only to the extent product inventory exists at the end of a reporting period. The guidance in EITF Issue No. 04-06 is effective for the first reporting period in fiscal years beginning after December 15, 2005, with early adoption permitted. The transitional provisions require application through recognition of a cumulative-effect adjustment to opening retained earnings in the period of adoption in a manner similar to a cumulative-effect adjustment as described in APB 20.

For US GAAP purposes, the Company will adopt this new accounting rule as of January 1, 2006. The expected impact of adoption is the elimination of deferred mining costs on the Company's balance sheet that are post production and the recognition of future post-production stripping costs as a component of inventory to be recognized in costs applicable to sales in the same period as the revenue from the sale of inventory.

The Company is in the process of quantifying the impact on its financial statements but expects that a substantial proportion of the US$66,933 capitalized deferred mining costs as at December 31, 2004 will qualify as post production stripping costs, and accordingly will result in a material cumulative-effect of an accounting change reduction to opening retained earnings as of January 1, 2006. Adoption of the new guidance will have no cash flow impact.

14. WE NOTE YOUR DISCLOSURE IN RESPONSE TO PRIOR COMMENT 22 REGARDING YOUR EVALUATION OF IMPAIRMENT UNDER U.S. GAAP FOR YOUR MINING PROPERTIES AS THE DIFFERENCE BETWEEN THE CARRY VALUE AND THE SUM OF THE UNDISCOUNTED EXPECTED FUTURE CASH FLOWS. THIS POLICY DOES NOT APPEAR CONSISTENT WITH PARAGRAPH 7 OF SFAS 144 REQUIRING THAT AN IMPAIRMENT CHARGE IS MEASURED AS THE AMOUNT BY WHICH THE CARRYING AMOUNT OF THE ASSET OR ASSET GROUP EXCEEDS ITS FAIR VALUE. PLEASE PROVIDE US WITH YOUR COMPUTATION OF IMPAIRMENT UNDER U.S. GAAP HAD YOU MEASURED THE IMPAIRMENT USING THE ESTIMATED FAIR VALUE. IN THE EVENT THE DIFFERENCE IS MATERIAL WE BELIEVE YOU MAY NEED TO REVISE YOUR U.S. GAAP RECONCILIATION AND DISCLOSURES ACCORDINGLY.

We confirm that for US GAAP purposes, impairment of mine properties has been measured as the amount by which the carrying value of the mine properties exceed their fair value in accordance with paragraph 7 of SFAS 144. We propose to further clarify/amend our proposed US GAAP disclosure in Note 30(v) (page F-32) as follows:

Impairment: Mine properties:

Under SFAS 144, a long-lived asset (asset group) is tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. An impairment loss is recognized if the carrying amount of a long-lived asset (asset group) is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset (asset group) is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset (asset group). An impairment loss is measured as the excess of the carrying amount of the long-lived asset (asset group) over its fair value. Fair value has been estimated using present value techniques. Under US GAAP, impairment reversals are not permitted.

For US GAAP purposes, the Company tests its mine properties for impairment on an annual basis and whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. As at December 31, 1999, the sum of expected undiscounted future cash flows exceeded their US GAAP carrying values, accordingly no impairment loss was required under US GAAP as of that date. As at December 31, 2000, the undiscounted value of expected future cash flows was less than the US GAAP carrying values of the mine properties indicating the assets were impaired. An impairment loss was calculated as the difference between the US GAAP carrying value and their fair values. Fair value was estimated as the present value of expected future cash flows. An impairment loss of US$339 million was therefore recognized for the year ended December 31, 2000. Under FAS 144, reversal of any previously recognized impairment losses is specifically prohibited.

RESPONSE:

ENGINEERING COMMENT

RESERVES, PAGE 28

15. WE REVIEWED THE DESCRIPTION OF THE CUTOFF GRADE CALCULATION. PLEASE STATE WHETHER THE GENERAL AND ADMINISTRATIVE COSTS ARE FIXED OR VARIABLE AND DISCLOSE THE ESTIMATED METALLURGICAL RECOVERIES. ARE SIGNIFICANT QUANTITIES OF BYPRODUCT SILVER ALSO RECOVERED? PLEASE INDICATE WHETHER THIS IS A PROPOSED DRAFT, DESCRIBING THE CUTOFF GRADE CALCULATION TO BE INSERTED IN THE FILING?

RESPONSE:

We propose to disclose at page 28 - Reserves Estimates that the General and Administrative costs are assumed as fixed for reserve cut-off grade calculations. The estimated metallurgical recoveries during the "mining period" vary up to 94%, with typical recoveries ranging 89% to 91%. Material at the marginal cut-off grades is processed during the "process plant period" from reclaiming of the stockpiles and recovery is expected to reduce with the processing of economic grade stockpiles reflecting the correlation between gold grade and recovery.

There are no significant quantities of silver in Lihir's reserves assumptions nor are any significant quantities of silver recovered.

We advise that the following paragraphs and table from the response to comment 28 of the letter dated 3 November 2005 will be inserted into the filing at page 28 - Reserves Estimates:

The calculation of break even cut off grade of 1.45g/t considers gold price, fixed and variable site costs, refining costs, royalty, mining levies, and assumed recovery of the stockpiled lower grade fraction. The costs used are based on life of mine modelled costs broken into two periods, the 'mine and process period', and 'stockpile processing period'. The life of mine costs consider all operating conditions, capital and factors associated with the whole operation for each incremental year of operation. The recoveries used are based on current operating experience that has shown to be a logarithmic average for all material types.

Costs have been split by fixed and variable, to allow a more definitive estimate during the two main periods of 'mine and process period', and 'stockpile processing period'. A summary of the major cost comparisons used to calculate break even cut-off grade in December 2004 for the stockpile processing period is included in the table below. The components of the cut-off grade plus the incurred mining costs are used in the optimization process to determine the ultimate pit limits and economic ore to be mined. Mining costs will vary and are most dependant on material types, blasting characteristics and haulage distances.

Key Cut-off grade inputs for stockpile processing period.

Load and haul $/t - fixed      $ 1.09
Load and haul $/t - variable   $ 0.12
Process - Fixed                $ 5.11
Process - Variable             $ 4.88
General and Administration     $ 3.74
SUBTOTAL COSTS /T              $14.94
Refining                       $ 0.96
Royalty                          2.21%
Gold Price                     $  380
RESULTANT CUT-OFF GRADE          1.45 G/T

CONCLUSION

In responding to the Staff's comment letter we confirm that:

- The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The Company shall not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding our responses, please contact Paul Fulton of Lihir in Australia on +61 7 3318 3818 or Facsimile +61 7 3318 9203 and +675 986 4018.

Very Truly Yours


/s/ Paul Fulton
-------------------------------------
Paul Fulton
Chief Financial Officer
Lihir Gold Limited

Enclosures